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                                               Filed by Plug Power Inc. pursuant
                                   to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14a-6
                              of the Securities Exchange Act of 1934, as amended

                                                  Subject Company: H Power Corp.
                                                  Commission File No. 333-101567

     On March 21, 2003, Plug Power Inc. and H Power Corp. disseminated the following press release and posted the press release on their respective internet websites:

FOR IMMEDIATE RELEASE

Contacts:
David Neumann
Chief Financial Officer
Plug Power Inc.
Phone: (518) 782-7700 ext. 1161

Cynthia M. Mahoney
Manager, Public Relations & Marketing
Phone: (518) 782-7700 ext. 1973
Web site: http://www. plugpower.com
                 ------------------

William L. Zang
Chief Financial Officer
H Power Corp.
Phone: (973) 450-4400 ext. 5513
Web site: http://www.hpower.com
                 --------------

   PLUG POWER INC. AND H POWER CORP. ANNOUNCE DETERMINATION OF EXCHANGE RATIO

LATHAM, N.Y. and BELLEVILLE, N.J. - March 21, 2003 -- Plug Power Inc. (NASDAQ:
PLUG) and H Power Corp. (NASDAQ: HPOW) today announced that the estimated exchange ratio for Plug Power's merger transaction with H Power has been determined. H Power stockholders will receive 0.8305 shares of Plug Power common stock for each share of H Power common stock held immediately prior to the transaction, assuming that the merger closes on March 25, 2003 after the meetings of stockholders of both companies scheduled that day to consider approval of the merger transaction.


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Pursuant to the terms of the merger agreement between Plug Power and H Power, and as described in the joint proxy statement/prospectus delivered to each company's stockholders, this exchange ratio calculation is subject to a number of variables, including the Transaction Value Price and the Average Parent Common Stock Price (as each of these terms are defined in the merger agreement and explained in the joint proxy statement/prospectus). The Transaction Value Price has been determined to be $47.3 million, which is based upon the determination that Net Cash, a defined term in the merger agreement that bears upon the calculation of Transaction Value Price, is $33.3 million. The merger agreement and the joint proxy statement/prospectus contain a detailed description of the variables that comprise Net Cash, as well as a summary of the process employed by Plug Power and H Power to arrive at the final Net Cash amount.

A further variable to be determined is the Average Parent Common Stock Price, which is defined in the merger agreement as the daily volume weighted average price of Plug Power common stock for 10 trading days selected by lot out of the 20 trading days ending on and including the second trading day before the closing of the merger (or March 21, 2003, assuming the merger closes on March 25, 2003). The estimated Average Parent Common Stock Price is determined to be $5.08 per share. Since the estimated Average Parent Common Stock Price is less than $5.29, the collar provisions of the merger agreement adjust the Average Parent Common Stock Price to $5.29 for purposes of determining the estimated exchange ratio.

Plug Power designs, develops and manufactures on-site electric power generation systems utilizing Proton Exchange Membrane (PEM) fuel cells for stationary applications. Plug Power's fuel cell systems are expected to be sold globally through a joint venture with General Electric and through DTE Energy Technologies in a four-state territory, consisting of Michigan, Illinois, Ohio and Indiana. Plug Power's headquarters are located in Latham, N.Y., with offices in Washington, D.C., and The Netherlands.

H Power Corp. is a fuel cell manufacturing and development company, which has designed PEM fuel cell systems to provide electricity for a wide range of stationary and portable applications. H Power recently launched the commercial version of the EPAC500, a 500-watt, fuel cell-based power source, and has developed pre-commercial stationary fuel cell products in the 4.5 kilowatt range.

                                       ###

This release contains statements about Plug Power, H Power, and the proposed acquisition that are not historical facts and are considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon current expectations, forecasts and assumptions that are subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: the satisfaction of the conditions to closing, including receipt of shareholder and regulatory approvals; the expected closing date of the transaction; the risk that the transaction will not close; the risk that Plug Power will not integrate and restructure the acquired business successfully; the risk that Plug Power will incur unanticipated costs to integrate and restructure the acquired business; the risk that H Power will require more cash than anticipated prior to closing; fluctuation in the trading price and volume of Plug Power's common stock; the risk that continuity of H Power operations will be further disrupted in the event the transaction does not close; Plug Power's ability to develop a commercially viable fuel cell system; the cost and time required for Plug Power to develop fuel cell systems; market acceptance of Plug Power's fuel cell systems; Plug Power's reliance on its relationship with certain affiliates of General Electric; Plug Power's ability to perform on its multi-generation product plan in a manner satisfactory to GEFCS and DTE; Plug Power's ability to manufacture fuel cell systems on a commercial

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basis; competitive factors, such as price competition, competition from other power technologies and competition from other fuel cell companies; the cost and availability of components and parts for Plug Power's fuel cell systems; the ability to raise and provide the necessary capital to develop, manufacture and market Plug Power's fuel cell systems; Plug Power's ability to lower the cost of its fuel cell systems and demonstrate their reliability; the cost of complying with current and future governmental regulations; and other risks and uncertainties discussed under the heading "Risk Factors" in Plug Power's annual report on Form 10-K for the fiscal year ended December 31, 2001, under the heading "Risk Factors" in H Power's annual report on Form 10-K for the fiscal year ended May 31, 2002, under the heading "Risk Factors" in Plug Power's and H Power's joint proxy statement/prospectus on Form S-4 filed with the Securities and Exchange Commission ("SEC") on February 12, 2003, as well as in the reports Plug Power and H Power file from time to time with SEC. Except as required by the Federal securities laws, Plug Power and H Power undertake no duty to update or revise publicly any forward-looking statements.

Plug Power has filed relevant documents in connection with the transaction with the SEC, including a registration statement on Form S-4 containing a joint proxy statement/prospectus. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT PLUG POWER, H POWER AND THE TRANSACTION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov) after they are filed. These documents may also be obtained free of charge by directing a request to the Plug Power or H Power contacts listed at the beginning of this news release.

Plug Power, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Plug Power and their ownership of Plug Power stock is set forth in Plug Power's proxy statement for its 2002 annual meeting of shareholders, which was filed with the SEC on April 24, 2002. Additional information about the interests of these participants may be obtained from reading the joint proxy statement/prospectus. H Power, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and officers of H Power and their ownership of H Power stock is set forth in H Power's proxy statement for its 2002 annual meeting of shareholders, which was filed with the SEC on September 13, 2002. Additional information about the interests of these participants may be obtained from reading the joint proxy statement/prospectus.


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